SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Tudou Holdings Limited

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS Gary Wei Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,970,833 Class A ordinary shares (1).
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,970,833 Class A ordinary shares (1).
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,970,833 Class A ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of 8,913,333 Class A ordinary shares held by First Easy Group Limited, a British Virgin Islands company ultimately owned by Mr. Wang’s family trust (see Item 4), and 1,057,500 Class A ordinary shares issuable upon exercise of options within 60 days of the date of December 31, 2011. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder and Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for conversion rights (noted above) and voting rights. Each Class A ordinary share is entitled to four votes on all matters subject to shareholders’ vote, and each Class B ordinary shares is entitled to one vote.

*	Based on 113,425,562 ordinary shares outstanding as of December 31, 2011 and 1,057,500 Class A ordinary shares issuable upon exercise of options within 60 days of the date of December 31, 2011 and assuming conversion of all such reporting person’s Class A ordinary shares into Class B ordinary shares.

1	NAMES OF REPORTING PERSONS First Easy Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,913,333 Class A ordinary shares (1).
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,913,333 Class A ordinary shares (1).
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,913,333 Class A ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder and Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for conversion rights (noted above) and voting rights. Each Class A ordinary share is entitled to four votes on all matters subject to shareholders’ vote, and each Class B ordinary shares is entitled to one vote.

*	Based on 113,425,562 ordinary shares outstanding as of December 31, 2011 and assuming conversion of all such reporting person’s Class A ordinary shares into Class B ordinary shares.

ITEM 1	(a).	NAME OF ISSUER:

Tudou Holdings Limited (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Building No. 6, X2 Creative Park, 1238 Xietu Road Xuhui District, Shanghai 200032 People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Gary Wei Wang First Easy Group Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Gary Wei Wang: Building No. 6, X2 Creative Park, 1238 Xietu Road Xuhui District, Shanghai 200032 People’s Republic of China

First Easy Group Limited: P.O. Box 957, Incorporations Centre Road Town, Tortola British Virgin Islands

ITEM 2	(c)	CITIZENSHIP:

Gary Wei Wang – People’s Republic of China First Easy Group Limited – British Virgin Islands

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares

ITEM 2	(e).	CUSIP NUMBER:

Not Applicable

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Class A ordinary shares of the Issuer by the Reporting Person is provided as of December 31, 2011:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Gary Wei Wang	9,970,833	8.7%	9,970,833	0	9,970,833	0

First Easy Group Limited	8,913,333	7.9%	8,913,333	0	8,913,333	0

Pursuant to Rule 13d-3(d)(1), all Class A ordinary shares (convertible into Class B ordinary shares) held by the Reportable Persons were deemed to be converted for the purposes of (i) determining the aggregate amount of Class B ordinary shares beneficially owned by the Reporting persons, and (ii) calculating the percentages of the Class B ordinary shares owned by such Reporting Persons.

First Easy Group Limited is the record owner of 8,913,333 Class A ordinary shares. First Easy Group Limited is a wholly-owned subsidiary of Arrow Lane Limited, which is in turn wholly owned by Arrow Lane Trust. The trustee of Arrow Lane Trust is Credit Suisse Trust Limited. The Arrow Lane Trust was established by Mr. Gary Wei Wang for the benefits of him and his designated family members. Mr. Gary Wei Wang is the sole director of First Easy Group Limited and, as such, exercises voting power on behalf of First Easy Group Limited on all matters of the Issuer requiring shareholder approval.

Spring Prosper Group Limited holds 1,057,500 Class A ordinary shares issuable upon exercise of options within 60 days of the date of December 31, 2011. Spring Prosper Group Limited is beneficially owned by Mr. Gary Wei Wang.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Gary Wei Wang may be deemed to beneficially own all the shares held by First Easy Group Limited and Spring Prosper Group Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

Gary Wei Wang	By:	/s/ Gary Wei Wang
Gary Wei Wang

First Easy Group Limited	By:	/s/ Gary Wei Wang
Name: Gary Wei Wang
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement